VIA EDGAR	May 8, 2008

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Anne Nguyen Parker, Branch Chief
John Cannarella
George Schuler
Jill Davis

Dear Ladies and Gentlemen:

Re:	Xtra-Gold Resources Corp.
Registration Statement on Form SB-2
on Form S-1
File No. 333-139037

The undersigned registrant hereby requests acceleration of the effective date of the above-captioned registration statement to Monday, May 12, 2008 at 9:30 a.m. (Eastern Time), or as soon thereafter as is practicable.

The undersigned registrant acknowledges that:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

TORONTO HEAD OFFICE

Suite 301 – 360 Bay Street Toronto ON M5H 2V6

PHONE:	(416) 366-4227	E-MAIL:	jameslongshore@hotmail.com
FAX:	(416) 366-4225	WEB SITE:	www.xtragold.com

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the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The undersigned also acknowledges to the staff its awareness of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended.

Yours very truly,

XTRA-GOLD RESOURCES CORP.

/s/	James Longshore

James Longshore,
JL/rkm	President

cc:	James Schneider – Schneider Weinberger & Beilly
Richard W. Grayston, Chairman